Mail Stop 4561

January 29, 2009

Ms. Christine M. Rush
Senior Vice President and Chief Financial Officer
Old Line Bancshares, Inc.
1525 Pointer Ridge Place
Bowie, MD 20716

> **Re:** **Old Line Bancshares, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q for the Quarterly Periods Ended March 31, 2008, June 30, 2008, and September 30, 2008**
> **File No. 000-50345**

Dear Ms. Rush:

We have reviewed your correspondences dated January 8, 2009 and January 13, 2009 and have the following comment.

Form 8-K filed December 5, 2008:

1. We note your response to comment two of our letter dated December 18, 2008. In light of the significant pro forma impact on total shareholder's equity and net income available to common shareholders, please file an amended Form 8-K to provide pro forma statements that comply with Article 11 of Regulation S-X reflecting the impact of the company's participation in the TARP program.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or me at (202) 551-3423 if you have any questions.

Sincerely,

Amit Pande
Accounting Branch Chief